SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR June 14, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                Description

Exhibit No. 1              Director Shareholding announcement dated 11 May 2004
Exhibit No. 2              Employee Trust announcement dated 12 May 2004
Exhibit No. 3              Employee Trust announcement dated 13 May 2004
Exhibit No. 4              Employee Trust announcement dated 14 May 2004
Exhibit No. 5              Employee Trust announcement dated 17 May 2004
Exhibit No. 6              Employee Trust announcement dated 21 May 2004
Exhibit No. 7              Employee Trust announcement dated 25 May 2004
Exhibit No. 8              Employee Trust announcement dated 28 May 2004
Exhibit No. 9              Employee Trust announcement dated 01 June 2004
Exhibit No. 10             Employee Trust announcement dated 02 June 2004
Exhibit No. 11             Employee Trust announcement dated 03 June 2004
Exhibit No. 12             Allied Domecq Seminar announcement dated 08 June 2004
Exhibit No. 13             Employee Trust announcement dated 08 June 2004
Exhibit No. 14             Holding(s) in Company announcement dated 09 June 2004
Exhibit No. 15             Employee Trust announcement dated 09 June 2004
Exhibit No. 16             Employee Trust announcement dated 11 June 2004

Exhibit No. 1

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
(Guernsey) Ltd - trustees of the Allied Domecq
PLC Share Ownership Trust
1,049 - Computershare Trustees Limited
400 - 100 American Depositary Shares held in own name
72,249 - held in own name
398,389 - Total
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

27    Partnership shares
7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.5875 - Partnership and Matching shares

13) Date of transaction

5 May 2004- Partnership and Matching share award

14) Date company informed

11 May 2004

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
(Guernsey) Ltd - trustees of the Allied Domecq
PLC Share Ownership Trust
1,083 - Computershare Trustees Limited
400 - 100 American Depositary Shares held in own name
72,249 - held in own name
398,423 - Total

16) Total percentage holding of issued class following this notification

0.04%
If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 11 May 2004

Exhibit No. 2

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 11 May 2004, that they disposed on that date of a total of 55,823 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,084,448 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

12 May 2004

Exhibit No. 3

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 12 May 2004, that they disposed on that date of a total of 1,479 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,082,969 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

13 May 2004

Exhibit No. 4

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 13 May 2004, that they disposed on that date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,067,969 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

14 May 2004

Exhibit No. 5

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")




This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications dated 14 May 2004, that they disposed on that date of a total of 199,517 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 28,868,452 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director of Secretariat & Deputy Company Secretary





17 May 2004

Exhibit No. 6

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 20 May 2004, that they disposed on that date of a total of 10,798 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 28,857,654 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director of Secretariat & Deputy Company Secretary

21 May 2004

Exhibit No. 7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 24 May 2004, that they disposed on that date of a total of 30,000 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 28,827,654 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


25 May 2004

Exhibit No. 8

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 27 May 2004, that they disposed on that date of a total of 37,352 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 28,790,302 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director of Secretariat & Deputy Company Secretary





28 May 2004

Exhibit No. 9

                               Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")





This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 28 May 2004, that they disposed on that date of a total of 3,239 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 28,787,063 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.









Charles B Brown

Director of Secretariat & Deputy Company Secretary





1 June 2004

Exhibit No. 10

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 2 June 2004, that they disposed on that date of a total of 62,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 28,724,563 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

2 June 2004

Exhibit No. 11

                               Allied Domecq PLC


                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 2 June 2004, that they disposed on that date of a total of 2,500 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 28,722,063 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


3 June 2004

Exhibit No. 12

Allied Domecq PLC

8 June 2004



Allied Domecq holds investor seminar on its North American business

Allied Domecq will today host an investor seminar in New York. The seminar will comprise presentations largely by members of Allied Domecq's US senior management team. No update on current trading will be given at the seminar.

Philip Bowman, Chief Executive, said, "North America is the largest single market for our Spirits & Wine and Quick Service Restaurants businesses, representing around half of the Group's trading profit. At this seminar, we will describe the dynamics of this important market, demonstrate the strength of our brands, present our approach to corporate social responsibility and outline our strategy to create value for shareholders."

Presentation slides from the seminar will be available from the company's website, www.allieddomecq.com from noon on Tuesday, 8 June.



For further information:

Investor enquiries:
Peter Durman              Allied Domecq PLC            +44 (0) 7771 974817

Media enquiries:
Stephen Whitehead         Allied Domecq PLC            +44 (0) 20 7009 3959

Exhibit No. 13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 7 and 8 June 2004, that they disposed on those dates of a total of 21,056 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 28,701,007 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

8 June 2004

Exhibit No. 14

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC.


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 - interest no longer notifiable


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

Not Known


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

Not Known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

3 June 2004


11. Date company informed

9 June 2004


12. Total holding following this notification

Not Known


13. Total percentage holding of issued class following this notification

Not Known


14. Any additional information

None


15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat &  Deputy Company Secretary


Date of notification

9 June 2004

Exhibit No. 15


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 8 and 9 June 2004, that they disposed on those dates of a total of 91,352 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 28,609,655 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


9 June 2004

Exhibit No. 16

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 10 June 2004, that they disposed on that date of a total of 52,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 28,557,155 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

11 June 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

14 June, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary